UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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FORM 15

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CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-35463

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Taro Pharmaceutical Industries Ltd.

(Exact name of registrant as specified in its charter)

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14 Hakitor Street
Haifa Bay 2624761, Israel
+972 4 8475600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, nominal (par) value NIS 0.0001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

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Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

* Pursuant to an Agreement of Merger, dated as of January 17, 2024, by and among Sun Pharmaceutical Industries Limited, a corporation organized under the laws of India (“Sun Pharma”), Alkaloida Chemical Company Zrt., a corporation organized under the laws of Hungary and under the control of Sun Pharma (“Alkaloida”), The Taro Development Corporation, a corporation organized under the laws of New York and under the control of Sun Pharma (“TDC”), Sun Pharma Holdings, a corporation organized under the laws of Mauritius and a direct wholly owned subsidiary of Sun Pharma (“SPH”), Libra Merger Ltd. (“Merger Sub”), an Israeli company under the control of Sun Pharma and a direct wholly owned subsidiary of Alkaloida, TDC and SPH, and Taro Pharmaceutical Industries Ltd., an Israeli company (“Taro”), Merger Sub merged with and into Taro, with Taro continuing as the surviving company in the merger and as an indirect wholly owned subsidiary of Sun Pharma.

Pursuant to the requirements of the Securities Exchange Act of 1934, Taro Pharmaceutical Industries Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 5, 2024

Taro Pharmaceutical Industries Ltd.

By:	/s/ Uday Baldota
Name:	Uday Baldota
Title:	Chief Executive Officer